UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-38421

Bit Digital, Inc.

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

Changes in Company’s Certifying Accountant.

Resignation of Previous Independent Registered Public Accounting Firm

On December 15, 2020, JLKZ CPA LLP ( the “Former Auditor”) resigned as the independent registered public accounting firm of Bit Digital, Inc. (the “Company”). The Former Auditor was appointed by the Audit Committee of the Company’s Board of Directors on January 3, 2020 to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2019 (“Fiscal 2019”). The Former Auditor conducted the audit of the Company’s financial statements for Fiscal 2019. The Company commenced operations in the bitcoin mining business in February 2020. These operations are growing rapidly and the Former Auditor stated that after substantial deliberation, due to the COVID-19 situation which severally affected the scheduling and resources, it was unable to continue to audit the operations of the bitcoin mining business and they resigned.

Through the date of resignation, December 15, 2020, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion dated July 29, 2020, to the subject matter of the disagreement; and (ii) there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to the Former Auditor have requested that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an Exhibit to this Current Report on Form 6-K as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On December 16, 2020, Audit Alliance LLP, was appointed as the Company’s independent registered public accounting firm upon recommendation by the Audit Committee of the Company’s Board of Directors (the “Board”) and the approval of the Board, to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2020.

During the two most recent fiscal years and through December 16, 2020, the Company has not consulted with Audit Alliance LLP regarding (1) any matter that was the subject of a disagreement or (2) a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Financial Statements and Exhibits

Exhibits.

Number
16.1	Letter of JLKZ CPA, LLP dated December 16, 2020, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

Date: December 16, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer